Exhibit 99.2

PROTOCOL AND JUSTIFICATION OF MERGER

MERGED COMPANY: HFF PARTICIPAÇÕES S.A.

MERGING COMPANY: BRF — BRASIL FOODS S.A.

FEBRUARY 25, 2010

PROTOCOL AND JUSTIFICATION OF MERGER OF HFF PARTICIPAÇÕES S.A.
BY BRF - BRASIL FOODS S.A.

By this Protocol and Justification of Merger of HFF Participações S.A. by BRF — Brasil Foods S.A. on February 25, 2010 (“Protocol and Justification”), the Parties:

(A)       BRF - BRASIL FOODS S.A., a publicly held company’s authorized capital, established in Itajaí/SC, Rua Jorge Tzachel, No. 475, Bairro Fazenda, CNPJ/MF under No. 01.838.723/0001-27 (“BRF”), herein represented in accordance with its by laws, such as “Merging”; and

(B)       HFF PARTICIPAÇÕES S.A., a publicly held company, based in Sao Paulo/SP, at Av. Escola Politécnica, nº 760, Bairro Jaguaré, CNPJ/MF under No. 09.625.992/0001-17 (“HFF”), herein represented in accordance with its by laws, as “Merged”;

WHEREAS BRF is a public company’s authorized capital, with capital fully subscribed and the amount of R$ 12,553,417,953.36 (twelve billion five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred fifty-three and thirty-six cents), represented by 436,236,623 (four hundred thirty-six million, two hundred and six thousand, six hundred twenty-three) common shares, all registered and without par value;

CONSIDERING that HFF is a privately held company, with registered capital subscribed and paid in the amount of R$ 128,243,023.14 (one hundred twenty-eight million, two hundred and forty-three thousand and twenty-three reals and fourteen cents) two hundred and (one hundred twenty-eight million, two hundred and forty-three thousand and twenty-three reals and fourteen cents) two hundred twenty-six million, three hundred ninety-five thousand, eight hundred and four dollars and fifty-five cents), divided into 128,243,023 (one hundred and twenty million, two hundred and forty-three thousand and twenty-three) common shares, shares with no par value;

WHEREAS, by this Protocol and Justification, the boards of BRF and HFF want to establish the terms and conditions of the proposed merger of HFF by BRF (the “Merger”), a proposal that is part of a reorganization process that aims to simplify the corporate structure of BRF;

RESOLVE the boards of BRF and HFF, for the purposes of articles 224, 225 and 227 of Law no. 6,404 of December 15, 1976 as amended (“Corporate Law”), sign this Protocol and Justification, according to:

FIRST CLAUSE: JUSTIFICATION AND OBJECTIVES OF THE MERGER

1.1.                            JUSTIFICATION: The merger is part of a reorganization process and business surrounding BRF and HFF, which represent gains for BRF synergies across their businesses, and reduce operating expenses, taxes and streamlining its processes and resulting simplification of its corporate structure.

(a)          BRF holds all the shares representing the capital of HFF; and

(b)         Represent gains in synergies for BRF and will result in simplification of the current corporate structure by consolidating the activities of BRF and HFF at the first company, with a consequent reduction in financial costs, and streamlining operational activities of BRF.

1.2.                            OBJECTIVES: This Protocol and Justification aims to regulate the Merger of HFF by BRF.

SECOND CLAUSE: CORPORATE DOCUMENTS

2.1.                           APPROVALS REQUIRED: The proposed Merger was subject to recommendation by the boards of BRF and HFF and should be decided at extraordinary general meetings of BRF and HFF, which should be convened in the form of rules and their Merger.

2.2.                           IMPLEMENTATION AND COSTS: It will be for boards of BRF perform all acts necessary for the implementation of the Merger. Costs relating to the Merger shall be borne entirely by BRF.

THIRD CLAUSE: ASSESSMENT CRITERIA

3.1.                           BOOK DEPRECIATION AND BASE-DATE: The net assets of HFF for Merger was evaluated at book value, based on the balance sheet as of December 31, 2009, audited by KPMG Auditores Independentes, located at Rua Renato Paes de Barros, no. 33, Sao Paulo city, Sao Paulo state, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 57.755.217/0001-29 and the Regional Accounting Council under no. 2SP014428/0-6. The selection and hiring of KPMG Auditores Independentes shall be ratified by the shareholders of BRF and HFF at an extraordinary general meeting. The base-date of assessment shall be December 31, 2009 (“Base-Date”) and the accounting report, which is Annex I to this Protocol and Justification, resulting in a net assets of HFF, the Base-Date of Merger of R$ 233,357,266.34 (two hundred thirty-three million, three hundred and fifty-seven thousand, two hundred and sixty-six reals and thirty four cents).

3.2.                           EQUITY AT MARKET PRICES: There is no reason to develop an appraisal based on the net value of HFF at market prices as provided for in article 264 of the Corporations Act, since, because it is incorporating a wholly owned subsidiary, there is no determination exchange ratio that might be the object of comparison and/or right to withdraw.

3.3.                           TREATMENT OF FUTURE EQUITY CHANGES: Under article 224, section III of the Corporations Act, changes to property held between the Base-Date and the date of the Merger will be recorded in the books of HFF and are recognized by the equity method in the books of BRF.

FOURTH CLAUSE: TREASURY SHARES

4.1.                           TREATMENT OF SHARES OF A COMPANY OWNED BY ANOTHER: BRF has that date, 226,395,405 (two hundred twenty-six million three hundred and ninety-five thousand, four hundred and five) common shares, shares with no par value issued by HFF, representing 100% (one hundred percent ) of the capital of the latter. As a result of the Merger, the shares issued by HFF will be extinguished, in accordance with article 226, paragraph 1, of the Corporate Law.

4.2.                 TREATMENT OF TREASURY SHARES: No shares issued by HFF held in treasury.

FIFTH CLAUSE: REPLACEMENT RATIO

5.1.                 REPLACEMENT RATIO: There will be no change in the equity of BRF and, consequently, there will be new shares, why not make it necessary to establish any relationship of exchange as a result of the Merger.

SIXTH CLAUSE: RIGHT OF WITHDRAWAL AND REFUND VALUE OF SHARES

6.1.                 RIGHT OF WITHDRAWAL OF SHAREHOLDERS AND VALUE OF REFUND: Since 100% of the shares issued by HFF are owned by BRF, there are no other partners or shareholders, minority or not, Incorporated and, therefore, no right of withdrawal or refund to dissenting shareholders.

SEVENTH CLAUSE: CAPITAL CHANGES

7.1.                 CAPITAL OF BRF: Because HFF be wholly owned subsidiary of BRF, the Merger of HFF will not result in increased capital BRF.

EIGHTH CLAUSE: CAPITAL STOCK OF BRF AFTER MERGER

8.1.                  BRF CAPITAL AFTER THE MERGER: The capital of BRF fully subscribed and paid after the Merger, will remain the same, i.e. R$ 12,553,417,953.36 (twelve billion five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty three and thirty-six cents), represented by 436,236,623 (four hundred thirty-six million, two hundred and six thousand, six hundred twenty-three) common shares, all registered and without par value.

NINTH CLAUSE: STATUTORY AMENDMENT AND OPENING OF BRANCHES

9.1.                  LAWS: BRF bylaws are unaffected as a result of the Merger. BRF will continue to be governed by its current bylaws, leaving unchanged all the rights conferred by their actions.

9.2.                  OPENING OF BRANCHES: HFF does not have branches, which is why there will continue operating as subsidiaries of BRF.

TENTH CLAUSE: CADE

10.                     BRAZILIAN SYSTEM FOR COMPETITION PROTECTION: Considering that the Merger is part of a restructuring that will not cause any change of control, they will not be submitted to the Brazilian antitrust authorities (Council for Economic Defense - CADE, Secretariat of Economic Law - SDE and Secretary of Economic Monitoring - SEAE).

ELEVENTH CLAUSE: GENERAL PROVISIONS

11.1.          RIGHTS, VOTES AND DIVIDENDS: There will be no change in voting rights, dividends or any other property rights conferred on shareholders of BRF compared to and economic privileges of the shares outstanding before the Merger.

11.2.          ELECTIONS: Subject to the provisions of this instrument, with the merger, BRF HFF succeed in all their rights and obligations.

11.3.          DOCUMENTS AVAILABLE TO SHAREHOLDERS: The audited financial statements taken as a basis for calculating the net worth of HFF on the Base-Date of the Merger and the other documents required by laws and regulations will be made available to the shareholders of BRF the following addresses and websites: (i) at BRF, Rua Jorge Tzachel, no. 475, Bairro Fazenda, CEP: 88301-600, in Itajaí/SC, or website www.brasilfoods.com/ri, (ii) the CVM, at Rua Cincinato Braga, 340, 2nd Floor, in the city of Sao Paulo, state of Sao Paulo, at Rua Sete de Setembro, 111, 2nd floor, “Consultation Center’, in Rio de Janeiro city, Rio de Janeiro state and the website www.cvm.gov.br, and (iii) on BOVESPA, Rua XV de

Novembro, 275 in the City of Sao Paulo, State of Sao Paulo and website www.bovespa.com.br.

11.4.          CORPORATE ACTIONS: Extraordinary general assemblies of BRF and HFF will be held to deliberate about the Merger contained in this Protocol and Justification.

11.5.          AMENDMENTS: This Protocol and Justification can only be amended in writing and with the approval of all Parties.

11.6.          SURVIVAL OF APPLICABLE CLAUSES: If any clause, provision, term or condition provided for in this Protocol and Justification will be invalid, the remaining clauses, provisions, terms and conditions not affected by such invalidity shall remain valid.

11.7.          VENUE: It is the elected forum of the district of the capital of Santa Catarina to resolve all issues arising from this Protocol and Justification, with a waiver of any other, however privileged it may be or become.

AND, BY BEING FAIR AND CONTRACTED, sign this Protocol and Justification in 2 (two) copies of equal form and content, for one sole purpose, along with two witnesses identified below.

Santa Catarina, February 25, 2010.

BRF — BRASIL FOODS S.A.

Name: José Antônio do Prado Fay	Name: Leopoldo Viriato Saboya
Position: President Director	Position: RI CFO

HFF PARTICIPAÇÕES S.A.

Name: José Antônio do Prado Fay	Name: Leopoldo Viriato Saboya
Position: President Director	Position: Director

WITNESSES:

Name: Marcos Roberto Badollato	Name: Edina Biava
CPF: 147.329.488-63	CPF: 489.016.799.49

ANNEX I TO PROTOCOL AND JUSTIFICATION OF MERGER OF HFF
PARTICIPAÇÕES S.A. BY BRF - BRASIL FOODS S.A.

Statements HFF Participações S.A. December 31, 2009

HFF PARTICIPAÇÕES S.A.

BALANCE SHEET

December 31, 2009

(in reals)

ASSETS
STOCK
Cash and cash equivalents	20.64
Taxes recoverable	3,206,494.78
Interest on capital receivable	18,170,137.08
Total current assets	21,376,652.50

Investments	219,224,668.68
Total noncurrent	219,224,668.68
TOTAL ASSETS	240,601,321.18

LIABILITIES
STOCK
Taxes payable	7,244,054.84
Total current liabilities	7,244,054.84

NET ASSETS	233,357,266.34
TOTAL LIABILITIES	240,601,321.18

Marcos Roberto Badollato	Renata Bandeira Gomes do Nascimento
Controlling Manager	Accountant - CRC - 1SP 215231/O-3